Form 6-K




                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                  Pursuant to Rule 13 a - 16 or 15 d - 16 of

                      The Securities Exchange Act of 1934


                       Commission file number 0 - 017444


                                Akzo Nobel N.V.


                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands

                   (Address of principal executive offices)

                             The following exhibit
                           is filed with this report
                      Akzo Nobel Report for the year 2003

                                  SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.



                                Akzo Nobel N.V.






Name     :  F.H. Hensel                Name     :  J.J.M. Derckx
Title    :  Senior Vice President      Title    :  Director Corporate Control
            Finance



Dated    :  February 3, 2004

                Report for the 4th quarter and for the year 2003

Key Figures

4th quarter       Millions of euros (EUR)  Full year
----------------- -----------------------  -------------------------
 2003   2002  Ch.%                              2003     2002   Ch.%
 ----- ----- -----                              -----   -----  -----
  268    176   52   Net income*                  811      892     (9)
 0.94   0.62        - per share, in EUR         2.84     3.12

                    Sales
  901  1,000  (10)  - Pharma                   3,550    4,008    (11)
1,183  1,277   (7)  - Coatings                 5,233    5,521     (5)
1,056  1,132   (7)  - Chemicals                4,397    4,598     (4)
  (29)   (26)       - Other                     (129)    (125)
------ ------                                  ------   ------
3,111  3,383   (8)  Total                      13,051  14,002     (7)
------ ------                                  ------   ------

                    Operating income* (EBIT)
  285    180   58   - Pharma                     692      768    (10)
   86     81    6   - Coatings                   431      465     (7)
   85     79    8   - Chemicals                  324      344     (6)
  (15)   (26)       - Other                     (100)     (85)
------ ------                                  ------   ------
  441    314   40   Total                      1,347    1,492    (10)
------ ------                                  ------   ------
 14.2    9.3        Return on sales*, in %      10.3     10.7
 11.6    6.8        Interest coverage*           8.1      7.3

Fourth quarter - net income* substantially up
-Benefiting from
 -receipt of initial payment for asenapine cooperation
 -restructurings in all three groups
-Currencies and pensions - negative impact

Full-year - net income* 9% lower; net borrowings down EUR 0.8 billion
-Dividend unchanged - EUR 1.20
-Operating income*, on balance, down EUR 145 million (-10%)
 -EUR 300 million impact of higher pension charges and weaker currencies affecting all groups
 -decline of Remeron (R) revenues - loss of market exclusivity in U.S. -restructuring programs strongly contributing
 -receipt of initial payment for asenapine cooperation
-Pharma - new strategy starting to deliver
 -cooperation with Pfizer on asenapine
 -Arixtra (R) - transfer to Sanofi-Synth{e'}labo for revenue arrangement -aggressive cost cutting - surpassing the targets
-Coatings - solid performance; strongly benefiting from restructurings -Chemicals - robust performance in a difficult market; forceful cost cutting -Net nonrecurring charges EUR 209 million - reflecting aggressive restructuring programs
-Financial position - significantly improved

Outlook for 2004 - net income, excluding nonrecurring items and special benefits, below 2003

*        Excluding nonrecurring items.

Report for the 4th quarter and for the year 2003

(R) or (TM) indicates trademarks in one or more countries.

The 2003 Annual Report (English version) will be published on February 9,
2004, as PDF file on the Akzo Nobel website (www.akzonobel.com) and in print on February 12, 2004.

The Report for the 1st Quarter of 2004 will be published on April 20, 2004.

Note
Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Operational performance is defined as the change in operating income excluding currency translation effects and the impact from higher pension charges.

Nonrecurring items relate to income and expenses which because of their size or nature are disclosed separately to enhance the insight into the underlying result for the period. These include items such as restructurings and impairment charges, and significant gains and losses on the disposal of businesses. Operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as it better reflects the underlying trends in the results of the activities.

Unless indicated otherwise, discussions in this report, such as earnings developments, exclude nonrecurring items.

Invested capital, as also used in the calculation of ratios, excludes amounts related to the minimum pension liability.

EVA is calculated by deducting from net operating profit after taxes (NOPAT) a capital charge representing the cost of capital calculated on the basis of an average return investors expect. The elements of the EVA calculation cannot be derived directly from the data given in the financial statements, as it takes into account certain adjustments such as addition of nonrecurring items to capital, inclusion of service costs for pensions only, and special treatment of strategic investments and acquisitions.

2002 EVA figures have been restated for the changed WACC from 9% to 8% and revised treatment of nonrecurring items. The latter no longer are amortized over a period of 5 years but added to capital permanently.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook for 2004", should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please refer to our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the Company's website www.akzonobel.com.

*  Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Report for the 4th quarter and for the year 2003

CONDENSED CONSOLIDATED STATEMENT OF INCOME

4th quarter            Millions of euros                             Full year
--------------------  ---------------------------------------------  -------------------------
 2003     2002   Ch.%                                                    2003      2002   Ch.%
 -----   -----  -----                                                 -------    ------ ------
 3,111    3,383   (8)  Sales                                           13,051    14,002    (7)
(2,670)  (3,069)       Operating costs                                (11,704)  (12,510)
-------  ------                                                       -------    ------

   441      314   40   Operating income* (EBIT)                         1,347     1,492    (10)
   (38)     (46)       Financing charges                                 (166)     (204)
-------  ------                                                       -------    ------

   403      268        Operating income* less financing charges         1,181     1,288
  (130)     (83)       Taxes                                             (366)     (399)
-------  ------                                                       -------    ------
                       Earnings* of consolidated companies, after
   273      185   48   taxes                                              815       889     (8)

     6        -        Earnings* from nonconsolidated companies            36        38
-------  ------                                                       -------    ------

   279      185        Earnings* before minority interest                 851       927
   (11)      (9)       Minority interest                                  (40)      (35)
-------  ------                                                       -------    ------

   268      176   52   Net income excluding nonrecurring items            811       892     (9)
  (163)     (74)       Nonrecurring items, after taxes                   (209)      (74)

   105      102    3   Net income                                         602       818    (26)
-------  ------                                                       -------    ------
  14.2      9.3        Return on sales*, in %                            10.3      10.7
  11.6      6.8        Interest coverage*                                 8.1       7.3

                       Net income excluding nonrecurring items per
                       share, in EUR
  0.94     0.62        - ordinary                                        2.84      3.12
  0.93     0.62        - diluted                                         2.83      3.12

                       Net income per share, in EUR
  0.37     0.36        - ordinary                                        2.11      2.86
  0.37     0.36        - diluted                                         2.10      2.86

                       Dividend, in EUR                                  1.20      1.20

                       EVA                                                520       531**
   607      496   22   EBITDA                                           1,999     2,173     (8)
   201      207        Capital expenditures                               581       689
   148      154        Depreciation                                       599       622

                       Number of employees***                          64,580    67,880


*     Excluding nonrecurring items.
**    Restated.
***   At December 31.

Report for the 4th quarter of 2003

Fourth-quarter net income* substantially up - benefiting from cost savings and asenapine payment
Net income excluding nonrecurring items in the fourth quarter was up 52% to EUR 268 million, which is EUR 0.94 per share (2002: EUR 0.62). Earnings of all three groups increased, mainly attributable to our aggressive restructuring programs, but continued to be impacted by the weakening of certain key currencies and higher pension charges. Pharma's results included the initial payment from Pfizer for the asenapine cooperation.

Including net nonrecurring losses of EUR 163 million, fourth-quarter net income was EUR 105 million (2002: EUR 102 million).

Sales impacted by weaker key currencies
Fourth-quarter sales of EUR 3.1 billion were down 8% on the previous year. Currency translation had a negative effect of 6%. Autonomous growth was flat, as the contribution of 2% higher selling prices was offset by 2% lower volumes. The net effect of divestments and acquisitions was a decrease of 2%. Sales developed as follows:

                                    Currency
%         Total   Volume   Price    translation  Acquisitions  Divestments
--------- ------- -------  -------  -----------  ------------  -----------
Pharma        (10)     (5)       2           (7)            -            -
Coatings       (7)      3        1           (6)            -           (5)
Chemicals      (7)     (4)       2           (5)            1           (1)
Akzo Nobel     (8)     (2)       2           (6)            -           (2)


Operating income* - strongly benefiting from restructurings and asenapine payment
At EUR 441 million, operating income for the fourth quarter rose 40%.
All three groups achieved higher earnings, thanks to the substantial cost saving programs, more than offsetting the negative effects from currency translation and higher pension costs. Pharma's operating income included the receipt of the initial payment for the asenapine cooperation. Return on sales was 14.2%**, compared with 9.3% in 2002. Operating income developed as follows:

                 Operating                  Change from 4th quarter of 2002
                 income for 4th -------------------------------------------------------
Millions of      quarter of                Operational  Currency     Increased pension
euros            2003           Total      performance  translation  charges
---------------  -------------  ---------  -----------  -----------  ------------------
Pharma                    285         105          158          (45)                 (8)
Coatings                   86           5           24          (11)                 (8)
Chemicals                  85           6           15           (1)                 (8)
Other                     (15)         11           20            -                  (9)
                 -------------  ---------  -----------  -----------  ------------------
Akzo Nobel                441         127          217          (57)                (33)

*        Excluding nonrecurring items.
** Excluding the initial Pfizer payment for the asenapine cooperation, return on sales was 11.3%.

Report for the 4th quarter of 2003

Pharma's operating income distinctly improved, reflecting significant cost savings and the initial payment from Pfizer for the asenapine cooperation, which more than offset the decline in Remeron (R) revenues in the United States. Results of Intervet and Diosynth were under pressure from difficult market conditions.

Coatings achieved an improved performance, mainly attributable to cost savings and autonomous growth. Especially Marine & Protective Coatings and the industrial activities did better. Decorative Coatings and Car Refinishes remained under pressure from tough market conditions.

Chemicals also achieved a higher operating income, reaping the benefits from the restructuring programs, although the business climate remained weak for most business units.

Operating income disclosed as "Other" was positively influenced by lower additions to corporate provisions.

Financing charges decreased substantially, as a result of reduced net borrowings, lower short-term interest rates, and the weaker U.S. dollar. Interest coverage was 11.6 (2002: 6.8).

Earnings from nonconsolidated companies amounted to EUR 6 million (2002: nil), mainly attributable to higher results for Acordis.

Successful focus on cost - workforce down 720 due to restructuring
During the fourth quarter the Company continued its implementation of cost saving programs, which resulted in a workforce decrease during this quarter of 720 people, leading to a full-year headcount reduction of 4,080 due to restructurings. Earnings of all three groups clearly benefited from these restructuring activities.

Report for the year 2003

2003 - net income* 9% lower; net borrowings down EUR 0.8 billion

Akzo Nobel clearly more than delivered on its outlook for 2003, even though it was a very challenging year. Sales were EUR 13.1 billion, operating income* EUR 1,347 million, and net income* EUR 811 million. Earnings per share* were EUR
2.84 (2002: EUR 3.12).

These results were achieved in a situation in which the Company faced a lot of headwind. There was no or even negative growth in Europe, North America, and Latin America, although in the United States there were signs of recovery. The weakening of the U.S. dollar and related currencies and higher pension charges impacted heavily on our top and bottom lines. Moreover, our traditionally most profitable business, Organon, was confronted with the loss of market exclusivity for its key drug Remeron (R) in the United States, which put a strong pressure on results.

Taking into account net nonrecurring losses of EUR 209 million, net income amounted to EUR 602 million (2002: EUR 818 million). Net income per share was EUR 2.11 (2002: EUR 2.86).

Focus on costs - workforce reduction of 4,080
The Company was well prepared to face this multitude of challenges. Ongoing restructuring programs were accelerated, and many new programs were started with the appropriate sense of urgency. The continued process of pruning our portfolio resulted in the divestment of several underperformers. Altogether, our total workforce was reduced by 4,080 people. Since the start of our major program in 2001, our restructuring actions have resulted in a headcount reduction of 6,280, some 10% of the total workforce.

The strong focus on restructuring, costs, and cash did not prevent us from investing in new growth opportunities in high growth regions. We are actively participating in the exciting growth in Asia, particularly China.

Focus on cash - net borrowings down EUR 0.8 billion; balance sheet substantially strengthened
During 2003, the Company continued its strict cash discipline for all operations. Capital expenditures were cut to adjust to changed expectations for market growth, and we kept expenditures for acquisitions clearly below proceeds from divestments. In 2003, the Company achieved a reduction of net borrowings by EUR 0.8 billion.

In addition, Akzo Nobel announced its intention to sell Catalysts, Coating Resins, and Phosphorus Chemicals from its Chemicals portfolio in order to create more room to maneuver for the Company. These businesses collectively represent close to EUR 1 billion in sales. The divestment process is progressing well.

Unchanged dividend of EUR 1.20
A dividend of EUR 1.20 per common share will be proposed at the General Meeting of Shareholders of April 22, 2004. In November 2003, an interim dividend of EUR
0.30 was declared and paid. Adoption of this proposal will result in a dividend payment of EUR 343 million, a payout ratio of 42% relative to net income*.

*        Excluding nonrecurring items.

Report for the year 2003

Pension funding - improved in 2003

Pension charges
The poor performance of the stock markets in 2002 had a negative influence on the investment results of Akzo Nobel's pension funds. In accordance with the rules of SFAS 87, this resulted in an increase in 2003 pension charges of EUR 130 million compared to 2002, affecting all groups.

During 2003, stock markets restored somewhat. As a result, pension charges for 2004 will decrease by some EUR 50 million, compared to 2003.

Minimum pension liability
As a result of the positive developments on the stock markets in 2003, the after-tax minimum pension liability charged against shareholders' equity decreased from EUR 1.1 billion to EUR 0.8 billion at December 31, 2003, improving shareholders' equity by EUR 0.3 billion.

Pension premiums paid
Pension premiums to be paid by the Company are based on local regulations and arrangements with Akzo Nobel's pension funds. During 2003, no additional payments on top of normal pension premiums were required.

Sales down 7% - due to weaker currencies
Sales in 2003 were EUR 13.1 billion, 7% down on the previous year. Autonomous growth was flat, while currency translation had a negative impact of 8%. Sales developed as follows:


                                    Currency
%         Total   Volume   Price    translation  Acquisitions  Divestments
--------- ------- -------  -------  -----------  ------------  -----------

Pharma        (11)     (3)       1           (9)            -            -
Coatings       (5)      1        2           (7)            2           (3)
Chemicals      (4)      -        1           (7)            3           (1)
Akzo Nobel     (7)     (1)       1           (8)            2           (1)

The negative currency translation impact predominantly related to the weakening of the U.S. dollar, the pound sterling, the Brazilian real, and various Asian currencies.

Acquisitions mainly concerned Ferro's powder coatings business, Crompton's Industrial Specialties, and ECI Elektro-Chemie. Divestments mainly related to Impregnated Papers.

Report for the year 2003

Operating income - all groups achieved improved operational performance from cost savings
Operating income was EUR 1,347 million, on balance 10% below 2002. The improvement in operational performance attributable to significant cost savings did not fully offset the EUR 300 million negative effect from currency translation and higher pension charges. Return on sales was 10.3%, compared with 10.7% in 2002. Operating income developed as follows:

                                               Change from 2002
                 Operating      -------------------------------------------------------
Millions of      income for                Operational  Currency     Increased pension
euros            2003           Total      performance  translation  charges
---------------  -------------  ---------  -----------  -----------  ------------------
Pharma                     692        (76)          66         (110)                (32)
Coatings                   431        (34)          45          (47)                (32)
Chemicals                  324        (20)          25          (13)                (32)
Other                     (100)       (15)          19            -                 (34)
                 -------------  ---------  -----------  -----------  ------------------

Akzo Nobel               1,347       (145)         155         (170)               (130)


All three groups registered a positive operational performance. At Pharma, significant cost savings and the initial payment from Pfizer for the asenapine cooperation of EUR 88 million, more than offset the drop in Remeron (R) earnings in the United States. Coatings and Chemicals clearly did better than in 2002, as a result of substantial cost savings.

R&D expenses were EUR 887 million, which is 6.8% of sales. For 2002, this was EUR 912 million and 6.5%, respectively. Pharma's R&D expenses as a percentage of sales were increased to 16% (2002: 15%), reflecting continuous commitment to research and development. Organon spent 19% of its sales on research (2002:
18%). For Coatings and Chemicals this ratio remained unchanged at 3%.

Operating income disclosed as "Other" was positively influenced by lower additions to corporate provisions and some currency gains.

Financing charges decreased from EUR 204 million in 2002 to EUR 166 million in 2003. This was the result of a substantial reduction of net borrowings and lower short-term interest rates. Furthermore, due to the weaker U.S. dollar, interest denominated in this currency translated into lower financing charges. Interest coverage improved from 7.3 to 8.1. EBITDA coverage was 12.0 (2002:
10.7).

Earnings from nonconsolidated companies at EUR 36 million were slightly below 2002. Methanor, Acordis, and Brazilian catalyst joint venture FCC did better, while earnings of Flexsys were under pressure. ECI Elektro-Chemie has been consolidated since the fourth quarter of 2002, when the Company acquired the remaining 50%-stake.

Report for the year 2003

EVA - successful focus on capital productivity
Throughout the Company, Economic Value Added (EVA) is the tool employed to measure and guide value creation. By means of this tool operational managers are continuously focused on capital productivity.

In 2003, EVA decreased by EUR 11 million to EUR 520 million. Even in the difficult business environment of 2003, all groups clearly performed above the cost of capital. Both Coatings and Chemicals improved their EVA performance, while Pharma's EVA decreased due to the multitude of challenges it had to face.


Outlook for 2004 - net income, excluding nonrecurring items and special benefits, below 2003
In 2003, the Company had to absorb the impact of the loss of the Remeron (R) market exclusivity in the United States, substantial negative currency translation effects, and increased pension charges. That all occurred in a generally weak economic environment. Our answer was a clear focus on cost and cash. Restructuring programs resulted in a substantial workforce reduction and our balance sheet strengthened significantly. We also developed a new Pharma strategy with priorities on focus, alliances, and costs. Delivering on this strategy, we concluded a major transaction on our very promising asenapine with Pfizer, which resulted in a special benefit of EUR 88 million at the end of 2003.

In 2004, the Company will be impacted by substantial additional sales losses for Remeron (R). Given the present currency exchange rates, the Company will be facing headwinds from negative currency translation effects, as almost two thirds of our sales is generated outside the euro zone. On a more positive note, we will benefit from our aggressive restructuring programs in all three groups and some EUR 50 million lower pension charges. The macroeconomic environment is also expected to improve somewhat.

On balance we expect net income, excluding nonrecurring items, to be below 2003. This outlook is based on our present portfolio of activities, and therefore excludes effects of the planned Chemicals' divestments. In addition, it is based on 2003 earnings excluding the special benefit from the asenapine cooperation.

In 2004, our focus will remain on cost to protect our earnings. At the same time, through the Chemicals' divestment program we are creating room to maneuver for growth opportunities in attractive strategic priority areas. We will continue to manage our funds in a highly disciplined manner and expect capital expenditures in the order of magnitude of EUR 650 million. Furthermore, we will continue to screen our activities and upgrade our portfolio based on value creation.

Report for the year 2003

Pharma - under pressure; new strategy starting to deliver

4th quarter            Millions of euros                    Full year
--------------------  ------------------------------------  -------------------------
 2003     2002   Ch.%                                           2003      2002   Ch.%
 -----   -----  -----                                        -------    ------ ------
                       Sales
   582     651         Organon                                 2,273     2,593
   256     264         Intervet                                1,010     1,081
   134     132         Diosynth                                  479       529
   (71)    (47)        Intragroup sales/other                   (212)     (195)
 -----   -----                                                -------    ------

   901   1,000    (10) Total                                   3,550     4,008    (11)

   285     180     58  Operating income* (EBIT)                  692       768    (10)

  31.6**  18.0         Return on sales*, in %                   19.5**    19.2

   133     154    (14) R&D expenses                              566       600     (6)
  14.8    15.4         R&D expenses as % of sales               15.9      15.0

                       EVA                                       331       367***

   332     232     43  EBITDA                                    868       948     (8)

    65      70         Capital expenditures                      210       297

                       Invested capital****                    2,506     2,475

                       Return on invested capital, in %         27.8      30.5

                       Capital turnover                         1.43      1.59

                       Number of employees****                20,680    21,820

*     Excluding nonrecurring items.
** Excluding the initial Pfizer payment for the asenapine cooperation, return on sales for the fourth-quarter and the full-year was 21.9% and 17.0%, respectively.
***   Restated.
****  At December 31.

-New strategy starting to deliver - focus, alliances, and cost
-Organon
 -asenapine - cooperation with Pfizer; special benefit of EUR 88 million -Arixtra (R) - transfer to Sanofi-Synthelabo for revenue agreement -cost savings - surpassing targets
 -Remeron (R) - rapid decline in U.S.; growth in the rest of the world -NuvaRing (R) - gathering momentum
-Intervet - under pressure in Americas; Europe improved
-Diosynth - impacted by deteriorating market conditions
-Negative currency impact of 9% on sales

Report for the year 2003

In 2003, our Pharma group faced a multitude of challenges. It had to absorb a strong negative impact from weaker currencies and higher pension charges. On top of that, our human healthcare unit Organon faced the loss of market exclusivity for its No. 1 drug Remeron (R) in the United States. Therefore, a new strategy was developed with priorities for a clear focus on leading positions, alliances to strengthen our growth opportunities in other areas, and aggressive cost cutting. This strategy was vigorously implemented, as was reflected by the conclusion of a major cooperation with Pfizer for asenapine-a very promising phase III drug for schizophrenia and bipolar disorders-, a revised agreement with Sanofi-Synthelabo on Arixtra (R), and a very sizeable cost reduction program. Under the circumstances, Organon turned in a very satisfactory performance. Diosynth faced headwinds in third-party markets and, looking ahead, will also be impacted by the downturn at Organon. Finally, Intervet was affected by difficult market conditions, especially in the Americas.

Due to these adverse conditions, sales were down 11% to EUR 3.6 billion, predominantly caused by a negative currency translation impact of 9%. Pharma's operating income decreased 10% to EUR 692 million, which translates into a return on sales of 19.5% (2002: 19.2%). Earnings benefited from substantial cost savings and were favored by the special benefit of EUR 88 million from Pfizer payment for the conclusion of the asenapine cooperation.

Sales of Organon's main products developed as follows:

                  Autonomous                                                  Autonomous
4th quarter 2003  growth, %   Millions of euros or %         Full year 2003   growth, %
----------------  ----------  -----------------------------  --------------   ----------
              34         (63) Remeron (R) in U.S.                       208         (45)
              89          23  Remeron (R) in rest of world              316          26
             139          15  Contraceptives                            517           7
              88           2  Puregon (R)                               331          (1)
              48          (5) Livial (R)                                197          (1)

Sales for NuvaRing (R) are gathering momentum, aggregating EUR 40 million for 2003.

Toward the end of the year, the FDA issued an approvable letter for Follistim
(R)-AQ (TM) cartridge, while the Company submitted additional information for Variza (TM) to the FDA.

Early in 2004, Organon and Sanofi-Synthelabo concluded that a single management structure would strengthen the opportunities for commercial success of antithrombotic Arixtra (R) in the complex U.S. market, where 2003 sales aggregated EUR 7 million. Therefore, they agreed that Organon will transfer to Sanofi-Synthelabo its remaining rights and development obligations for Arixtra (R) and other oligosaccharides, such as idraparinux (SanOrg 34006), in exchange for revenues based on future sales from jointly developed antithrombotic products.

Intervet felt the impact of the weaker U.S. dollar and difficult market conditions in the Americas. Performance in Europe was better.

Earnings of Diosynth are impacted by deteriorating conditions in third-party markets for both chemical and biotech products. Looking ahead, it will also face lower captive demand from Organon. To address this situation, additional restructuring programs are in preparation.

Report for the year 2003

Coatings - solid performance; strongly benefiting from restructurings


4th quarter              Millions of euros                     Full year
--------------------     ------------------------------------  -------------------------
2003     2002    Ch.%                                          2003       2002   Ch.%
------   ------  ------                                        -------    ------ ------
                         Sales
   374      396          Decorative Coatings                     1,842     1,915
   337      333          Industrial activities                   1,336     1,310
   211      224          Car Refinishes                            880       937
   205      206          Marine & Protective Coatings              832       830
    65      125          Industrial Products**                     391       532
    (9)      (7)         Intragroup sales/other                    (48)       (3)
------   ------                                                -------    ------

 1,183    1,277      (7) Total                                   5,233     5,521     (5)

    86       81       6  Operating income*** (EBIT)                431       465     (7)

   7.3      6.3          Return on sales***, in %                  8.2       8.4

                         EVA                                       161       153****

   124      119       4  EBITDA                                    582       623     (7)

    52       57          Capital expenditures                      128       131

                         Invested capital*****                   2,087     2,264

                         Return on invested capital, in %         19.8      20.0

                         Capital turnover                         2.41      2.37

                         Number of employees*****               28,740    29,790


* 2002 sales figures per business unit have been adjusted for a slight regrouping of activities.
** Included the Impregnated Papers activities, which were divested effective June 30, 2003.
***      Excluding nonrecurring items.
****     Restated.
*****    At December 31.

-Autonomous growth 3% - negative currency impact 7%
-Investing in growth opportunities in Asia Pacific
-Returns - aggressively protected
  -cost savings - workforce down 1,890
  -strict asset management
-Marine & Protective - star performer
-Powder Coatings and Industrial Finishes - strong performance
-Decorative Coatings and Car Refinishes - tough business conditions -Impregnated Papers - divested

Report for the year 2003

Coatings maintained its return on invested capital within the 20% ballpark, despite difficult economic circumstances, negative currency influences, and further increased pension costs. This was achieved through improvement of the business mix by divesting Impregnated Papers and some smaller noncore businesses and idle assets. We also stepped up our restructuring programs in mature markets. In total, restructurings and divestments resulted in a workforce reduction of 1,890 people, which was partially offset by headcount increases in Asia Pacific. Restriction of capital expenditures to some 90% of depreciation and further reduction of working capital contributed to maintaining our ROI level.

Sales of EUR 5.2 billion were 5% lower than in 2002. Autonomous growth of 3% was offset by a negative currency translation effect of 7%, with divestments and acquisitions, on balance leading to a 1% decrease, which mainly related to the divestment of Impregnated Papers.

Coatings' operating income of EUR 431 million was down 7% from 2002. Return on sales decreased slightly to 8.2%. The benefits from the aggressive restructuring programs did not offset the negative impact from weaker key currencies and higher pension charges.

Conditions for decorative coatings in Europe were tough, especially in the retail sector. The decorative coatings business in emerging markets continued to expand. The industrial part of our portfolio held up reasonably well, not only our star performer Marine & Protective Coatings but also the wood and coil coatings activities of Industrial Finishes, and Powder Coatings. Market conditions for Car Refinishes remained very competitive and pressure on volumes continued.

We continue to grow in Asia Pacific, which now represents 14% of worldwide Coatings sales. In 2003, we opened a powder coatings facility in Vietnam and a nonstick coatings facility in Dongguan City, China, and announced the investment in a decorative coatings facility in Suzhou, China. In addition, two wood coatings facilities will come on stream in the first half of 2004. Furthermore, we acquired full ownership of our powder coatings activities in South Korea and decided to set up our own marketing and sales company for marine and protective coatings in Japan.

In the coming years our main challenge will be a balancing act between continued restructuring in mature markets and accelerated growth in emerging markets.

Report for the year 2003

Chemicals - robust performance in a difficult market; forceful cost cutting

4th quarter              Millions of euros                     Full year
--------------------     ------------------------------------  -------------------------
2003     2002    Ch.%                                          2003       2002   Ch.%
------   ------  ------                                        -------    ------ ------
                         Sales
   217      242          Pulp & Paper Chemicals                    896       969
   190      200          Functional Chemicals                      789       831
   175      206          Surface Chemistry                         784       836
   133      127          Base Chemicals                            544       464
   121      134          Polymer Chemicals                         492       560
    96       99          Resins                                    394       414
    80       87          Catalysts                                 349       375
    67       72          Salt                                      267       269
    44       39          Energy                                    171       158
   (67)     (74)         Intragroup sales/other                   (289)     (278)
------   ------                                                -------    ------

 1,056    1,132      (7) Total                                   4,397     4,598     (4)

    85       79       8  Operating income** (EBIT)                 324       344     (6)

   8.0      7.0          Return on sales**, in %                   7.4       7.5

                         EVA                                        56        32***

   162      162       -  EBITDA                                    638       672     (5)

    87       75          Capital expenditures                      237       248

                         Invested capital****                    2,560     2,850

                         Return on invested capital, in %         12.0      11.5

                         Capital turnover                         1.63      1.54

                         Number of employees****                14,010    15,050

* 2002 sales figures per business unit have been adjusted for a slight regrouping of activities.
**       Excluding nonrecurring items.
***      Restated.
****     At December 31.

-Volumes and prices successfully protected in no-growth environment -Negative currency impact of 7% on sales
-Cost saving programs paying off - workforce down 1,000
-Divestment program - on schedule
-Base Chemicals and Catalysts - strong performance
-Pulp & Paper Chemicals - reaping benefits from cost savings
-Polymer Chemicals and Surface Chemistry - under pressure; restructuring intensified
-Strict asset management - improved ROI and capital turnover

Report for the year 2003

Despite very difficult market conditions in the chemical industry, Akzo Nobel Chemicals was able to turn in a satisfactory performance, as a result of its forceful restructuring programs throughout the group. In 2003, the workforce was reduced by 1,000 people, and several of the programs continue into 2004.

Overall, Chemicals' sales of EUR 4.4 billion were down 4% from 2002. Autonomous growth was 1%, while currency translation had a negative impact of 7%. Acquisitions and divestments, on balance, added 2%.

Operating income decreased 6% to EUR 324 million, which is 7.4% of sales (2002:
7.5%). Benefits from the restructuring programs and autonomous growth did not offset the impact of lower exchange rates for key currencies, weak economic conditions, higher pension costs, and somewhat higher raw material and energy prices. Return on investment improved to 12.0% (2002: 11.5%) as a result of Chemicals' tight capital management through control over working capital and lower capital expenditures.

Catalysts again achieved a strong performance, while Base Chemicals benefited from the acquisition of ECI Elektro-Chemie. Pulp & Paper Chemicals did better as a result of cost-saving measures. Polymer Chemicals and Surface Chemistry remained under pressure from soft market conditions.

In September, we announced our intention to sell our Catalysts, Phosphorus Chemicals, and Coating Resins businesses in order to create room to maneuver and further improve the Company's balance sheet. We are reassessing the portfolio with the aim of focusing on fewer activities so that we can concentrate our resources on those markets where we have leadership positions on a regional and increasingly global scale. The aforementioned three businesses are solid and profitable, together representing some EUR 1 billion in sales. In the course of 2004, we expect divestment proceeds that reflect their value.

We will continue to invest, both through organic growth and carefully selected acquisitions, in profitable and leadership positions. Three significant projects came on stream: a major expansion of our chlor-alkali plant in Rotterdam, expansion of ethylene amines production in Sweden, and a grass-root quat plant in Singapore. To meet growing demand from the rapidly expanding South American pulp and paper industry, an investment in a "Chemical Island" at the new Veracel pulp mill in Brazil was approved. Additionally, further chlor-alkali expansion in Rotterdam and an increase in salt capacity in Hengelo, the Netherlands, will go ahead.

2003 saw one selective acquisition, CIRS SpA (Italy), an antifouling/suspending agent producer for the polymer industry.

  Report for the year 2003

Nonrecurring items - reflecting substantial restructuring programs In 2003, the Company recognized the following nonrecurring items:

                                                         Restructuring
Millions of euros                           Impairments  charges            Total
------------------------------------------  -----------  -------------  ----------
                                   - Pharma      (114)            (40)       (154)
                                 - Coatings        (5)            (40)        (45)
                                - Chemicals       (19)            (90)       (109)
                                            ----------   -------------  ----------
 Total restructuring and impairment charges      (138)           (170)       (308)
                                            ----------   -------------

                        Gain on divestments                                    25
                                                                        ----------
                   Gross nonrecurring items                                  (283)

                                      Taxes                                   112

                          Minority interest                                    (9)
                                                                        ----------

   Nonrecurring items consolidated companies                                 (180)
Nonrecurring items nonconsolidated companies                                  (29)
                                                                        ----------

                      Net nonrecurring items                                 (209)


Impairment charges at Pharma were made in the context of the reassessment and redefinition of its global strategy. The writedowns concern facilities in the United States, Japan, United Kingdom, and some other countries.

The restructuring charges consist of provisions for severance payments and other restructuring costs. At Pharma, these predominantly concern the worldwide restructurings at Organon. Coatings' charges relate to the restructuring of Transportation Coatings and cost saving measures at various other activities. At Chemicals, restructuring costs were incurred for especially Polymer Chemicals, Surface Chemistry, Base Chemicals, and Chelates.

The nonrecurring gain on divestments mainly concerns the divestment of Chemicals' property in the United Kingdom.

Nonrecurring items at nonconsolidated companies principally relate to restructuring and anti-trust charges for Flexsys.

Report for the year 2003

Successful focus on cost - workforce down 4,080 due to restructurings The number of employees developed as follows:

                                 Restructuring/
                  December 31,    divestment of     Other   December 31,
                         2003   underperformers   changes          2002
----------------  -----------   ---------------   -------   ------------
    Pharma             20,680           (1,120)       (20)        21,820
  Coatings             28,740           (1,890)       840         29,790
 Chemicals             14,010           (1,000)       (40)        15,050
    Others              1,150              (70)                    1,220
                  -----------   ---------------   -------   ------------
Akzo Nobel             64,580           (4,080)       780         67,880

To date, the major restructuring programs initiated in 2001 and expanded during 2002 and 2003, have resulted in a total workforce reduction by 6,280, some 10% of the Company's workforce.

Especially in Coatings, the Company expanded its workforce in those activities and regions where it is growing, such as China.

Report for the year 2003

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Millions of euros                                 2003         2002
------------------------------------------------  -----------  -------------
               Earnings before minority interest     651           853
                   Depreciation and amortization     652           681
                                                  ------        ------

                                       Cash flow   1,303         1,534

                             Gain on divestments     (30)          (94)
                                     Impairments     138           110
 Changes in provisions, deferred tax assets, and
                   accrued prepaid pension costs     116          (172)
       Retained income nonconsolidated companies       3            42
                      Changes in working capital    (119)          117
                                     Other items     (14)           11
                                                  ------        ------

                 Net cash provided by operations           1,397         1,548

                            Capital expenditures    (581)         (689)
              Expenditures for intangible assets     (27)          (19)
                                    Acquisitions    (101)         (257)
                       Proceeds from divestments     203           208
        Net repayments nonconsolidated companies      78           (11)
                                   Other changes     (23)          (11)
                                                  ------        ------

          Net cash used for investing activities            (451)         (779)
                                  Dividends paid            (370)         (363)
                                                          ------        ------

                                   Funds balance             576           406
Net cash generated used for financing activities            (342)         (292)
Effect of exchange rate changes on cash and cash
                                     equivalents             (27)          (49)
                                                          ------        ------

             Change in cash and cash equivalents             207            65
                                                          ------        ------

Report for the year 2003

Strong funds balance of EUR 0.6 billion
The funds balance increased from EUR 0.4 billion to EUR 0.6 billion. Lower cash flow from operations was more than compensated by lower cash used for investing activities.

Cash flow from operations decreased from EUR 1.5 billion to EUR 1.4 billion in 2003, mainly due to the increase in working capital, which was caused by inventory build-up at Pharma.

Focus on cash - strict control over capital expenditures and acquisitions As a result of the Company's focus on cash, capital expenditures and acquisitions were strictly controlled and made in line with the Company's priorities.

Pharma's investments were substantially lower than in the previous year but still significantly higher than depreciation. Coatings and Chemicals reduced their investments to well below depreciation. Investments were targeted at priority businesses and regions, particularly China and Central and Eastern Europe. In these areas, growth continued at high rates and we opened several new factories to participate in this development.

Acquisition expenditures mainly related to payments for CIRS and the final settlement for the acquisitions of ECI Elektro-Chemie and Crompton's Industrial Specialties, made in 2002. Proceeds from divestments principally related to the sale of Impregnated Papers and idle properties.

EUR 750 million public bond and EUR 1.5 billion credit facility successfully arranged
Net cash generated by financing activities predominantly concerned the proceeds of the EUR 750 million bond sold in June 2003, more than offset by the redemption of borrowings. Of this bond, EUR 650 million was swapped into floating EURIBOR-related interest liabilities.

After the placement of this bond, the Company only made limited use of the money market, including the Euro and U.S. commercial paper markets for short-term funding requirements.

In November 2003, the Company entered into a five-year revolving committed credit facility with a syndicate of relationship banks for an amount of EUR 1.5 billion. This facility can be used for general corporate financing purpose and supports our Commercial Paper programs in the euro-market and in the United States. It replaced the USD 1.0 billion credit facilities and EUR 1.0 billion backup facility, which expired in the fourth quarter of 2003.

Report for the year 2003

CONDENSED CONSOLIDATED BALANCE SHEET
Millions of euros                                 December 31, 2003   December 31, 2002
------------------------------------------------  -----------------   -----------------
                              Intangible assets*                590                 629
                   Property, plant and equipment              3,967               4,402
                             Deferred tax assets                429                 405
Deferred tax asset for minimum pension liability                361                 503
               Other financial noncurrent assets              1,076               1,309

                                     Inventories              2,133               2,206
                                     Receivables              2,671               2,815
                       Cash and cash equivalents                727                 520
                                                  -----------------   -----------------

                                           Total             11,954              12,789
                                                  -----------------   -----------------

                            Capital and reserves              3,326               3,216
                       Minimum pension liability               (824)             (1,118)
                                                  -----------------   -----------------

            Akzo Nobel N.V. shareholders' equity              2,502               2,098
                               Minority interest                140                 137
                                                  -----------------   -----------------

                                          Equity              2,642               2,235

                                      Provisions              2,581               2,574
         Provision for minimum pension liability              1,342               1,794
                            Long-term borrowings              2,717               2,797
                           Short-term borrowings                441                 979
                             Current liabilities              2,231               2,410
                                                  -----------------   -----------------

                                           Total             11,954              12,789
                                                  -----------------   -----------------

                                         Gearing               0.92                1.46

                                Invested capital              8,117               8,692
                         Return on investment, %               16.0                16.5
                                Capital turnover               1.55                1.55

          Shareholders' equity per share, in EUR               8.76                7.34
       Number of shares outstanding, in millions              285.7               285.7

* Intangible assets include capitalized prior service costs related to the minimum pension liability of EUR 165 million at December 31, 2003, and of EUR 173 million at December 31, 2002.

Report for the year 2003

CHANGES IN EQUITY

                                  Capital    Minimum       Share-
                                  and        pension       holders'   Minority
Millions of euros                 reserves   liability     equity     interest    Equity
------------------------------   ---------   ---------     --------   ---------   ------

Balance at December 31, 2002         3,216      (1,118)      2,098         137     2,235
                      Income           602                     602          49       651
                   Dividends          (343)                  (343)         (27)     (370)
   Changes in exchange rates          (149)                  (149)         (10)     (159)
   Change related to minimum
           pension liability                       294         294                   294
Changes in minority interest
             in subsidiaries                                                (9)       (9)
                                 ---------   ---------     --------   ---------   ------

Balance at December 31, 2003         3,326        (824)      2,502         140     2,642
                                 ---------   ---------     --------   ---------   ------

Net borrowings down EUR 0.8 billion - balance sheet further strengthened Invested capital at December 31, 2003, amounted to EUR 8.1 billion, down EUR
0.6 billion on year-end 2002, mainly due to negative currency translation effects and asset management.

As a consequence of our debt reduction programs, net interest-bearing borrowings were down EUR 0.8 billion to EUR 2.4 billion.

Equity increased EUR 0.4 billion, reflecting the EUR 0.3 billion after-tax decrease of the minimum pension liability and 2003 income, partially offset by dividends paid and negative currency translation effects.

Year-end gearing improved to 0.92 (December 31, 2002: 1.46).

Arnhem, February 2, 2004                  The Board of Management

Report for the year 2003

Auditors' Report

We have audited the full-year condensed consolidated statement of income, the condensed consolidated statement of cash flows, the condensed consolidated balance sheet as well as the statement of changes in equity, included on pages 3, 18, 20, and 21, respectively, which have been derived from the 2003 financial statements of Akzo Nobel N.V. as audited by us. We issued an unqualified auditors' report on these financial statements on February 2, 2004.

The statements and balance sheet referred to before are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements and balance sheet based on our audit.

In our opinion, these statements and balance sheet are consistent in all material respects with the financial statements from which they have been derived.

For a better understanding of the financial position and results of the Company and the scope of our audit, these statements and balance sheet should be read in conjunction with the complete financial statements from which they have been derived and the auditors' report we issued thereon.


Arnhem, February 2, 2004                                KPMG Accountants N.V.

Report for the year 2003


































Additional Information                               Akzo Nobel N.V.
The explanatory sheets used by the CEO during        Velperweg 76
the press conference can be viewed on Akzo           P.O. Box 9300
Nobel's Internet site at:                            6800 SB Arnhem
www.akzonobel.com/news/presentations.asp             The Netherlands
                                                     Tel.    + 31 26 366 4433
                                                     Fax     + 31 26 366 3250
                                                     E-mail  ACC@akzonobel.com
                                                     Internetwww.akzonobel.com